As filed with the Securities and Exchange Commission on December 21, 1999
                                                    Registration No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          INTERNET COMMERCE CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                                    13-3645702
 (State or other jurisdiction of         (I.R.S. Employer Identification Number)
 incorporation or organization)

                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                           principal executive office)

                                RICHARD J. BERMAN
                       Chairman of the Board of Directors
                          INTERNET COMMERCE CORPORATION
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                    Copy to:

                             PETER S. KOLEVZON, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                          New York, New York 10022-3903
                                 (212) 715-9100
                              --------------------

         Approximate date of commencement of proposed sale to the public: at such time or times after the effective date of this Registration Statement as the selling stockholders may determine.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

------------------------------ ------------------ ---------------------- ---------------------- -----------------------
     Title of each class            Amount              Proposed           Proposed maximum             Amount
     of securities to be             to be          maximum offering      aggregate offering       of registration
         registered             registered (1)     price per share (2)         price (2)               fee (2)
------------------------------ ------------------ ---------------------- ---------------------- -----------------------

    Class A Common Stock            949,289              $37.625              $35,716,999              $9429.29
------------------------------ ------------------ ---------------------- ---------------------- -----------------------

(1) Includes shares of class A common stock that are issuable upon conversion of series A convertible redeemable preferred stock and upon exercise of warrants.

(2) The proposed maximum aggregate offering price has been estimated solely to calculate the registration fee under Rule 457(c) of the Securities Act, based upon the average of the highest and lowest prices per share of the class A common stock on The Nasdaq Small Cap Market reported on December 15, 1999.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION DATED DECEMBER 21, 1999


                                   PROSPECTUS
                          INTERNET COMMERCE CORPORATION

o This prospectus relates to the public offering from time to time of up to 949,289 shares of our class A common stock that may be sold by the persons listed on page 16 below. These persons are referred to in this prospectus as selling stockholders.

o Our common stock is traded on The Nasdaq SmallCap Market under the symbol ICCSA. On December 17, 1999, the last sale price for the common stock was $33.75.

o Any selling stockholder may sell the common stock on The Nasdaq SmallCap Market or in privately negotiated transactions, whenever he decides and at the price he sets. The price at which any of the shares of common stock are sold and the commissions paid, if any, may vary from transaction to transaction.

o This investment involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before you decide to invest.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is December , 1999

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary.........................................................  3

Risk Factors...............................................................  5

         Risks Relating to ICC.............................................  5
         Risks Relating to the Internet and Online Commerce
         Aspects of our Business...........................................  9
         Risks Relating to this Offering................................... 10

Forward-Looking Statements................................................. 11

Use of Proceeds............................................................ 12

Business................................................................... 12

Selling Stockholders....................................................... 15

Plan of Distribution....................................................... 17

Description of Securities.................................................. 18

Legal Matters.............................................................. 24

Experts.................................................................... 24

Where You Can Find More Information........................................ 24

                               PROSPECTUS SUMMARY

         This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing shares of our class A common stock. You should read the entire prospectus carefully, including Risk Factors commencing on page 5, before making an investment decision.

                      Internet Commerce Corporation, or ICC

Business Description

         Our CommerceSense service uses the Internet and our proprietary technology to deliver our customers' documents and data files to members of their trading communities, many of which may have incompatible systems, by translating the documents and data files into any format required by the receiver. We believe that our CommerceSense service has significant advantages over traditional value added networks, or VANs, and email-based and other Internet-based systems, including lower cost, higher level of service, greater transmission speed and more features.

         We use CommerceSense to provide the following services:

         o Traditional VAN services -- CommerceSense provides the full suite of traditional VAN services, but uses the Internet to provide cost savings and increased capabilities for our customers;

         o EDI for web-based retailers -- CommerceSense provides an electronic document and data file delivery link between web-based retailers and their vendors that require that documents and data files be transmitted using electronic data interchange, or EDI, format;

         o EDI to fax service -- CommerceSense can translate electronic documents into fax format and send the documents by fax to our customers' trading partners that cannot receive electronically transmitted documents; and

         o Large-scale electronic document management and delivery -- CommerceSense can transmit large-scale non-EDI electronic documents and data files and provides real-time delivery, archiving, security, authentication and audit services.

Business Strategy

         We believe that our CommerceSense service provides a platform with many applications that will allow our customers to integrate a substantial portion of their document and data file delivery methods into a single, seamless process with significantly less administrative effort and cost. We intend to continue to market CommerceSense as a one-stop electronic document and data delivery service to the 2,500 largest companies in the United States and abroad that use EDI to communicate with their vendors. We believe that the cost and ease of use of our CommerceSense service will allow these companies to request or encourage their smaller trading partners to conduct electronic commerce using CommerceSense.

         The address of our principle executive office is 805 Third Avenue, New York, New York 10022. Our telephone number at that address is (212) 271-7640.

Recent Developments

         ICC has announced that it has agreed to establish a strategic global alliance with Cable & Wireless, a global provider of Internet, data, voice and messaging services, to jointly market and sell their respective product and service offerings in the business-to-business e-commerce marketplace. Cable & Wireless will be entitled to commissions for sales of ICC products and services based on quarterly target levels to be agreed upon. These commissions will be payable in shares of class A common stock valued at the then fair market value of such shares. ICC and Cable & Wireless expect to finalize the details of the alliance over the next 30 days.

         As part of these arrangements, Cable & Wireless has agreed to purchase for $10 million 10,000 shares of a new series of convertible preferred stock of ICC that is initially convertible into shares of class A common stock at $22.34 per share. The average closing bid price of the class A common stock for the five trading days before the definitive agreement was executed and delivered was $22.21. The preferred stock is entitled to a four percent cumulative, annual dividend, payable in cash or in kind at ICC's option, and votes together with the class A common stock. Each share of preferred stock entitles Cable & Wireless to a number of votes equal to the number of shares of class A common stock into which the preferred stock is convertible. Cable & Wireless will also receive 400,000 warrants to purchase class A common stock of ICC. The warrants are exercisable for five years at $22.21.

         ICC has agreed to elect a nominee of Cable & Wireless to its Board of Directors and to allow Cable & Wireless to participate in any equity offering on the same terms and conditions as other purchasers to maintain its percentage interest in ICC.

         The transaction with Cable & Wireless is subject to approval of the boards of both companies.

         ICC has completed an addition $9.5 million equity financing comprised of commitments of $5 million from Acorn Investment Trust, $2.5 million from Firstar Investment Research & Management, LLC and $2 million from Bantry Bay Ventures. ICC will issue a total of approximately 434,000 shares of its Class A Common Stock in this financing based on the market value of ICC's Class A Common Stock on the dates ICC entered into definitive agreements with the investors. These dates ranged from November 23 to 26, 1999.


                                  The Offering

Class A common stock offered
by the selling stockholders.......................................949,289 shares

Class A common stock to be
outstanding after the offering..............................4,426,882 shares (1)

Nasdaq SmallCap Market symbol..............................................ICCSA

---------------------------
(1) This information is based on the number of shares of class A common stock outstanding on December 9, 1999. It includes all of the shares being offered by this prospectus by the selling stockholders. It excludes (a) 2,428,908 shares of class A common stock issuable upon exercise or conversion of warrants, series A convertible redeemable preferred stock and class B common stock outstanding on that date and (b) 2,790,720 shares then issuable under outstanding options or reserved for issuance under our 1994 stock option plan.

                                  RISK FACTORS

         You should carefully consider each of the following risk factors in addition to the other information contained in this prospectus before purchasing shares of our class A common stock. Investing in our class A common stock involves a high degree of risk. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the market price of our class A common stock and could result in the complete loss of your investment.

Risks Relating to ICC

         We have a limited operating history and there is insufficient historical information to determine whether we will successfully implement any of our business strategies. We were founded as Infosafe Systems, Inc. in November 1991 and from 1991 to 1997 we conducted limited operations and developed products that we were unable to exploit commercially and consequently discontinued. In 1998, we shifted our business emphasis to focus exclusively on the development and marketing of our CommerceSense service and launched the current version of our CommerceSense service commercially in April 1999. As a result, we have only a limited operating history and there is little historical information on which to evaluate our business and prospects. We may not be successful in implementing any of our business strategies.

         We have never earned a profit and expect to incur significant losses. We have incurred significant losses since we were founded in 1991. We have never earned a profit in any fiscal quarter and, as of July 31, 1999, we had an accumulated deficit of approximately $23.9 million. We expect our cost of revenue and operating expenses to increase significantly, especially in the areas of marketing, customer installation and customer service. As a result, we expect to incur additional losses in the future.

         We may not achieve profitability. The profit potential of our business model is unproven. Our revenue is dependent on the number of customers who subscribe to our CommerceSense VAN service and the volume of the data, documents or other information they send or retrieve utilizing this service. The success of our CommerceSense VAN service and our other proposed services depends to a large extent on the future business-to-business electronic commerce using the Internet, which is uncertain. If we experience a shortfall in our estimated revenue, we may be unable to adjust spending in a timely manner and may not achieve profitability.

         We currently depend primarily on our CommerceSense VAN service and may not be able to continue to expand into new business areas. We are currently focusing on our CommerceSense VAN service. As a result, our financial condition will depend heavily on the success or failure of this service. It is difficult to predict demand and market acceptance for this service in the new and rapidly evolving business-to-business electronic commerce market. If our CommerceSense VAN service is not successful, our revenue may not increase sufficiently for us to become profitable.

         We are expanding our operations by developing and marketing new and complementary services using our CommerceSense service as a platform to provide these additional services or systems. We cannot assure you that we will be able to continue to do so effectively.

         If we are unable to manage our growth, our financial results will suffer. Our ability to implement our business plan successfully in a new and rapidly-evolving market requires effective planning and growth management. If we cannot manage our anticipated growth effectively, our business and financial results will suffer. We plan to expand our existing operations substantially, particularly those relating to sales and marketing, customer installation and technical support. We expect that we will need to continue to manage and to expand multiple relationships with customers, Internet service providers and other third parties. We also expect that we will need to continue to improve our financial systems, procedures and controls and will need to expand, train and manage our workforce, particularly our information technology staff. We also intend to expand our services, which may require additional resources and employees.

         We may face capacity constraints which impede our revenue growth and business profitability. The satisfactory performance, reliability and availability of our network infrastructure, customer support and document delivery systems and our web site are critical to our reputation and our ability to attract customers and maintain adequate customer service levels. Any significant or prolonged capacity constraints could prevent customers from sending or gaining access to their documents or other data or accessing our customer support services for extended periods of time. This would decrease our ability to acquire and retain customers and prevent us from achieving the necessary growth in revenue to achieve profitability. If the amount of traffic increases substantially and we experience capacity constraints, we will need to expand further and upgrade our technology and network infrastructure. We may be unable to predict the rate or timing of increases in the use of our services to enable us to upgrade our operating systems in a timely manner.

         If we do not keep pace with rapid technological changes, customer demands and intense competition, we will not be successful. Our market is characterized by rapidly changing technology, customer demands and intense competition. If we cannot keep pace with these changes, our CommerceSense service could become uncompetitive and our business will suffer. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our CommerceSense VAN and other proposed services and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our CommerceSense VAN service or other proposed services that respond to technological change or customer demands, our business will suffer.

         If we are unable to obtain necessary future capital, our business will suffer. As of July 31, 1999, we had cash and marketable securities in the amount of approximately $4.6 million We have entered into an agreement under which we expect to sell shares of convertible preferred stock to Cable & Wireless for $10 million and in December we sold or agreed to sell in private placements a total of approximately 434,000 shares of our class A common stock for an aggregate of $9.5 million. See Recent Developments on page 4 of this prospectus for more information about these transactions. This financing may not be sufficient and if we are unable to obtain necessary additional financing, our business will suffer. We cannot assure you that any additional financing will be available on reasonable terms or at all. In addition, we may need to raise additional funds sooner if we attempt to expand more rapidly or if competitive pressures or technological changes are greater than anticipated. Even if we are able to obtain additional financing, we will subsequently need to raise additional funds if we do not become profitable or if achieving profitability takes longer than we anticipate.

         Raising additional funds in the future by issuing securities could adversely affect our stockholders and negatively impact our operating results. If we raise additional funds through the issuance of debt securities, the holders of the debt securities will have a claim to our assets that will have priority over any claim of our stockholders. The interest on these debt securities would increase our costs and negatively impact our operating results. If we raise additional funds through the issuance of class A common stock or securities convertible into or exchangeable for class A common stock, the percentage ownership of our then-existing stockholders will decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable to the holders than those of the class A common stock.

         We may not be able to compete effectively in the business-to-business electronic commerce market, which could limit our market share and harm our financial performance. The business-to-business electronic commerce industry is evolving rapidly and is intensely competitive. If we are not able to compete effectively against our current and future competitors, we may lose customers, may need to lower our prices, may experience reductions in gross margins, increases in marketing costs or losses in market share, or may experience a combination of these problems and, as a result, our business will suffer.

         Many of our current and potential competitors have significant existing customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can. As a result, we may not be successful in competing against our competitors.

         Our principal competitors include: Harbinger Corporation, GE Information Services, Inc., International Business Machines Corporation Global Services, Sterling Commerce, Inc., AT&T Corp. and MCI Communications Corporation. Each of these competitors has an established VAN that has provided EDI for at least several years and has long-established relationships with the users of EDI, including many of our prospective customers.

         If we are successful in utilizing our CommerceSense platform to provide new services, we may enter into different markets and may face the same or additional competitors, most of which will have substantially greater financial and other resources than we do.

         If we cannot successfully expand our business outside of the United States, our revenues and operating results will be adversely affected. Our current and future customers are conducting their businesses internationally. As a result, an important component of our business strategy is to expand our international marketing and sales efforts. We have limited experience in expanding our business outside the United States and if we do not successfully expand our business in this way, we may lose current and future customers. In addition, our potential new service offerings may involve delivery of data and use of the Internet in other countries which may currently have or enact laws or regulations that restrict our ability to deliver data or use the Internet or that impose significant taxes for doing so. Loss of customers and restrictions on delivery of data and use of the Internet will adversely affect our revenues and operating results.

         Losing any of our key personnel could cause our revenues to decline. We are substantially dependent on the continued services and performance of our executive officers and other key employees. The loss of the services of any of our executive officers or other key employees could impede the operation and growth of our business and cause our revenues to decline. Although all of our executive officers, except Dr. Geoffrey S. Carroll and Richard Blume, and some key employees have entered into employment agreements, none of these agreements prevents any of them from leaving us.

         If we cannot hire and retain highly qualified employees, our business and financial results will suffer. We believe we will need to expand significantly our information technology, marketing and customer service staffs. Competition for employees in our industry is intense. If we are unable to attract, assimilate or retain highly qualified employees, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges and our business and financial results will suffer. Many of our competitors may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities than we can.

         If we are not able to hire and retain independent contractors, our business will be harmed. We are substantially dependent on the services of independent contractors to train customers in the use of CommerceSense. We have entered into three relationships with independent contractors and need to retain several other providers of these services to achieve our business plan. If we fail to hire and retain qualified independent contractors, then our business will be harmed.

         We depend on our intellectual property, which may be difficult and costly to protect. Other than our decryption/logging/branding patent, our intellectual property consists of proprietary or confidential information that is not currently subject to patent or similar protection. The applications to register ICC.NET, AUDINET, COMMERCESENSE, B2B4B2C and B to B for B to C have now been allowed as trademarks and await registration. We intend to apply for additional name and logo marks in the United States and in foreign jurisdictions. No assurance can be given that registrations will issue on the non-allowed applications or that interested third parties will not petition the United States Patent and Trademark Office to cancel our registration. We may not be able to protect these trademarks. If our competitors or others adopt product or service names similar to CommerceSense, it may impede our ability to build brand identity and customer loyalty. We may need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation is expensive and time-consuming and could divert management's attention away from running our business.

         The validity, enforceability and scope of protection of some types of proprietary rights in Internet-related businesses are uncertain and still evolving. If unauthorized third parties try to copy our service or our business model or use our confidential information to develop competing services, we may lose customers and our business could suffer. We may not be able to effectively police unauthorized use of our technology because policing is difficult and expensive. In particular, the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may not adequately protect our intellectual property.

         Intellectual property infringement claims against us could harm our business. Our business activities and our CommerceSense service may infringe upon the proprietary rights of others and other parties may assert infringement claims against us. Any such claims and any resulting litigation could subject us to significant liability for damages and could result in invalidation of our proprietary rights. We could be required to enter into costly and burdensome royalty and licensing agreements, which may not be available on terms acceptable to us, or may not be available at all.

         We may suffer systems failures and business interruptions which would harm our business. Our success depends in part on the efficient and uninterrupted operation of our service that is required to accommodate a high volume of traffic. Almost all of our network operating systems are located at a single leased facility in New York, New York. Our systems are vulnerable to events such as damage from fire, power loss, telecommunications failures, break-ins and earthquakes. This could lead to interruptions or delays in our service, loss of data or the inability to accept, transmit and confirm customer documents and data. Our business may suffer if our service is interrupted. Although we have implemented network security measures, our servers may be vulnerable to computer viruses, electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions.

         Year 2000 issues could affect the performance of our business. We may have substantial exposure to the year 2000 problem, both with our own systems and with systems we do not control. The year 2000 problem could harm our business and financial results. Many currently installed computer systems and software products have been coded to accept or recognize only two digit entries to define the applicable year. These systems may erroneously recognize the year 2000 as the year 1900. Thus could result in major failures or malfunctions.

         This risk is particularly significant for our business. We rely on computer programs and systems in connection with our internal and external communication networks and systems, including transmissions of information over the Internet, order processing and fulfillment, accounting and financial systems, customer access to our web site and other business functions. Based on our design process and assessment to date, we believe the current versions of our service and our various systems are year 2000 compliant. However, we cannot assure you that our programs designed to minimize the impact of the transition to the year 2000 on the terminal operations software at our facilities and other date sensitive equipment will be completely successful. In addition, the costs of implementing these programs may exceed our current estimates. If these programs are not successful or if their costs exceed our estimates, the date change from 1999 to 2000 could harm our business. The full extent of any adverse impact on our business is impossible to determine.

         In addition, our customers may not become year 2000 compliant in a timely fashion or at all. The failure of a customer to become year 2000 compliant will adversely affect the ability of that customer's trading partners to receive or utilize the document or data we transmit. As a result, customers that are not year 2000 compliant may cease using our CommerceSense service, decreasing our revenues and harming our results of operations.

Risks Relating to the Internet and Online Commerce Aspects of Our Business

         If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

         Privacy concerns may prevent customers from using our services. Concerns about the security of online transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. We may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. We rely upon encryption and authentication technology to provide secure transmission of confidential information. If our security measures do not prevent security breaches, we could suffer operating losses, damage to our reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments that render current encryption technology outdated may result in a breach of our encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt our operations.

         Failure of our third-party providers to provide adequate Internet and telecommunications service could result in significant losses of revenue. Our operations depend upon third parties for Internet access and telecommunications service. Frequent or prolonged interruptions of these services could result in significant losses of revenues. Each of them has experienced outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our on-line architecture. These types of occurrences could also cause users to perceive our services as not functioning properly and therefore cause them to use other methods to deliver and receive information. We have limited control over these third parties and cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms or that the quality of services that they provide will remain at the levels needed to enable us to conduct our business effectively.

         Government regulation and legal uncertainties relating to the Internet could harm our business. Changes in the regulatory environment in the United States and other countries could decrease our revenues and increase our costs. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, any number of laws and regulations may be adopted in the United States and other countries relating to the Internet or other online services covering issues such as:

         o        user privacy;
         o        security;
         o        pricing and taxation;
         o        content; and
         o        distribution.

         Costs of transmitting documents and data could increase, which would harm our business and operating results. The cost of transmitting documents and data over the Internet could increase. We may not be able to increase our prices to cover these rising costs. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Also, foreign and state laws and regulations relating to the provision of services over the Internet are still developing. If individual states or foreign countries impose taxes or laws that negatively impact services provided over the Internet, our cost of providing our CommerceSense and other services may increase.

Risks Relating to this Offering

         Shares eligible for future sale by our existing stockholders may adversely affect our stock price and may render it difficult to sell class A common stock. The average weekly trading volume of our class A common stock on The Nasdaq SmallCap Market was, approximately, 86,100 shares during the quarter ended December 31, 1998, 133,800 shares during the quarter ended March 31, 1999, 116,500 shares during the quarter ended June 30, 1999, 75,800 shares during the quarter ended September 30, 1999 and 597,775 shares for the period from October 1, 1999 to December 17, 1999. On October 18, 1999, our registration statement on form S-3 became effective. This registration statement covers the sale of up to 5,476,280 shares of class A common stock by holders of our class A common stock and holders of our series A preferred stock, class B common stock and warrants that may be converted into or exchanged for class A common stock. The market price of our class A common stock could be materially and adversely affected by sales of even a small percentage of these shares or the perception that these sales could occur.

         Our stock price may be extremely volatile and this volatility could affect your ability to sell your shares at a favorable price. The market price of our class A common stock is likely to fluctuate substantially in the future. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were subject to a securities class action lawsuit, it could result in substantial costs and a significant diversion of resources, including management time and attention.

         The market for our common stock may be illiquid, which would restrict your ability to sell your shares. Our class A common stock is currently trading on The Nasdaq SmallCap Market. Due to the low weekly trading volume and the large number of shares being registered by this registration statement, a purchaser of the shares covered by this prospectus may not be able to find a buyer for the portion of the shares the purchaser wishes to sell at an acceptable price. It is possible that the trading market for the class A common stock in the future will be thin and illiquid, which could result in increased volatility in the trading prices for our class A common stock. The price at which the class A common stock will trade in the future cannot be predicted and will be determined by the market. The price may be influenced by investors' perceptions of our business, financial condition and prospects, the use of the Internet for business purposes and general economic and market conditions.

         Our class A common stock was delisted from The Nasdaq SmallCap Market on February 22, 1999 because we did not satisfy the listing criteria. Since then we have been relisted on The Nasdaq SmallCap Market.

         If we lose our $20 million net operating loss carryforward, our financial results will suffer. Section 382 of the Internal Revenue Code contains rules designed to discourage persons from buying and selling the net operating losses of companies. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the common stock of a company or any change in ownership arising from a new issuance of stock by a company. In general, the rules limit the ability of a company to utilize net operating losses after a change of ownership of more than 50% of its class A common stock over a three-year period. Purchases of our class A common stock in amounts greater than specified levels could inadvertently create a limitation on our ability to utilize our net operating losses for tax purposes in the future. We are currently subject to a limitation on the utilization of our net operating loss carryforward and we may suffer further limitation as a result of sales of class A common stock covered by this prospectus.

         Our board of directors can issue preferred stock with rights adverse to the holders of class A common stock. Our board of directors is authorized, without further stockholder approval, to determine the provisions of and to issue up to 4,989,825 shares of preferred stock. We intend to authorize a new series of preferred stock in connection with our proposed transaction with Cable & Wireless. See Recent Developments on page 4 of this prospectus for more information about this transaction. Issuance of preferred shares with rights to dividends and other distributions, voting rights or other rights superior to the class A common stock could be adverse to the holders of class A common stock.

We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Delaware General Corporation Law provides for broad indemnification by corporations of their officers and directors and permits a corporation to exculpate its directors from liability for their actions. Our bylaws and certificate of incorporation implement this indemnification and exculpation to the fullest extent permitted under this law as it currently exists or as it may be amended in the future. Consequently, subject to this law and to some limited exceptions in our certificate of incorporation, none of our directors will be liable to us or to our stockholders for monetary damages resulting from conduct as a director.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Specifically, all statements other than statements of historical facts included in this prospectus, or incorporated by reference in this prospectus, regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this prospectus, including the information incorporated by reference, the words anticipate, believe, estimate, expect, may, will, continue, intend and plan and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These cautionary statements reflect our current view regarding future events and are subject to risks, uncertainties and assumptions related to various factors which include but may not be limited to those listed under the heading Risk Factors starting on page 5 and other cautionary statements in this prospectus and in the information incorporated in this prospectus by reference.

         Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended or planned. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.


                                 USE OF PROCEEDS

         The selling stockholders are selling all the common stock covered by this prospectus for their own account. We will not therefore receive any proceeds from the sale of this class A common stock.


                                    BUSINESS

                          Internet Commerce Corporation

Industry Background

         We believe that although the Internet has become an important new sales channel, its real value will be in achieving business efficiencies and cost savings by expanding global business-to-business interconnectedness.

         We believe that in an increasingly global economy, improvements in speed and efficiency in the supply chain between businesses are important and improvements in the capacity of a business to buy and sell goods and services or raw materials within its business community becomes an important factor in its ability to compete. Thus, for example, in a just-in-time economy, timeliness, and not price, may be the most important component in creating competitive advantage.

         The speed and efficiency of the supply chain are hindered by incompatibilities in technologies and methodologies used to communicate business information among trading communities, which slow down the flow of information and create bottlenecks. These incompatibilities stem from the diversity of trading partners, which may range from members of the Fortune 100 to sole proprietors providing niche products. Trading partners may therefore have different communications capabilities and requirements. Some trading partners may rely on paper or fax to communicate, others exchange data in proprietary file formats through direct dial-up connections or over the Internet, while the largest trading partners use electronic methods such as electronic data interchange, or EDI, over value added networks, or VANs.

The CommerceSense Solution

         We believe that our CommerceSense service provides a solution to the communication difficulties caused by the differences in data formats, networks and communications methods used by the members of trading communities, and thus bridges the incompatibility gap and enabling seamless electronic business communication. Our CommerceSense service can translate incompatible files into a format any user is capable of receiving and uses the Internet to transmit the data file by EDI, fax or other format. We believe that users of our CommerceSense service can thus improve their productivity and reduce their costs by enabling electronic business-to-business transactions between parties with different systems.

         We believe that our CommerceSense service improves the basic infrastructure of business-to-business electronic communications by providing intelligent messaging and routing using the Internet, which, we believe, improves the security, reliability, ease of use and acceptability of using the Internet for business-to-business electronic commerce. CommerceSense performs these functions without requiring that the user purchase any software and at prices that are, we believe, less than half of the prices currently charged by traditional VANs.

         We designed our CommerceSense service to avoid what we believe are inefficiencies in traditional VAN services, software products and phone and manual fax processes, which we believe are more expensive, slower and more difficult to use than our CommerceSense service. CommerceSense incorporates proprietary technology and is immediately accessible using a standard Internet connection and a web browser.

         Our CommerceSense service uses the Internet to deliver a higher level of service and more features than traditional VANs:

         o Documents are delivered up to 100 times faster, depending upon the speed of the customer's Internet connections;

         o Our customers may more effectively track, monitor and process business documents and other data files using our real-time document management browser screen displays;

         o Our CommerceSense service allows us to consistently provide confirmed delivery of documents and other data files;

         o Documents can be delivered either in real-time or retrieved when convenient for the customer. Real-time delivery reduces the potential for document corruption, bottlenecks and other problems associated with batch delivery modes, which are traditionally store-and-forward and in some cases can take several hours to be delivered;

         o Our CommerceSense service can handle transmissions of data other than standard business documents, such as images, engineering drawings, architectural blueprints, audio and some types of video; and

         o Our customers enjoy flexibility in creating different document types and formats for various business applications. For example, our customers can add their business logo to their documents and can use their own format for each document type.

         In addition, we believe our CommerceSense service offers advantages over e-mail and other Internet-based electronic commerce systems, such as a full range of VAN services, translation of a wide variety of data into customer-specified formats, management of business documents or data files of virtually any size and of a wide variety, including purchase orders, invoices, statements, inventory tracking and shipping documents, images, engineering drawings, architectural blueprints, audio and some types of video. CommerceSense also provides a complete audit trail of content delivery and customer selection from a variety of security methods.

         We believe that CommerceSense is one of the only Internet-based data transmission services that is approved to interconnect with the eight largest traditional VANs, which we believe currently provide EDI services for 90% of companies capable of using EDI. As a result, we can handle EDI traffic between our customers and any of their trading partners that choose to continue to use a traditional VAN and between a customer that uses a traditional VAN and its trading partners that do not. This provides our customers with the possibility of maximum penetration into their trading partner community.

EDI for web-based retailers. We provide an electronic document and data file delivery link between web-based retailers and their vendors. We believe that many larger vendors require that product orders and other documents be transmitted using EDI. Web retailers can use our CommerceSense service to comply with this requirement and thus can reduce their costs and improve their ability to locate, order, track and deliver products. Our CommerceSense service can process purchase orders, invoices, order status reports and other files transmitted between web-based shopping portals of electronic retailers and their vendors, distributors, and manufacturers and can also manage critical logistics delivery files. Due to the special requirements and rapid growth of these new web-based retail companies, we have a dedicated web retailer sales and support team that offers the retail companies the option to outsource to us all of their electronic document and data file delivery requirements.

EDI to fax service. Traditional EDI users convert electronic documents into a faxable format and fax the documents manually to their trading partners that can not receive documents transmitted electronically in EDI. Our CommerceSense fax service allows our customers to send a document electronically, which we will then electronically convert and fax to any of our customer's trading partners that cannot receive electronically transmitted documents and specify that they want to receive the document by fax. We believe that our CommerceSense fax service will result in lower fax costs for our customers as well as reduced human involvement in the document delivery process and fewer errors. Recently, several other VANs began offering similar EDI-fax services; however, we believe that these services cost 3 to 5 times more per page and are currently only offered domestically. Our customers currently send documents using our CommerceSense fax service to approximately 900 trading partners.

Large-scale electronic document management and delivery. Our CommerceSense service can transmit large-scale non-EDI electronic documents and other large files, which may include catalogs, engineering drawings, graphics and some types of video. CommerceSense allows customers to manage and distribute these large files in real-time and provides archiving, security, authentication and audit services. CommerceSense will support both a publish/subscribe configuration, in which a customer can publish any number of files for subscribers authorized by the customer to view and/or download, and a point-to-point-delivery configuration that operates like our CommerceSense VAN service.

Business Strategy

         We believe that our CommerceSense service provides a platform with many applications that will allow our customers to fulfill a substantial portion of their electronic document and data delivery requirements with significantly less administrative effort and cost. We believe that CommerceSense will allow our customers to send us the majority of their important documents and data files which we will then be able to transmit to each of the intended recipients in any form requested by the recipient. Our customers will thus be able to integrate a substantial portion of their document and data file delivery methods into a single, seamless process.

         A large company that uses EDI to communicate with its vendors is referred to as a hub; their trading partners, vendors or customers, are referred to as spokes. We intend to continue to market CommerceSense as a one-stop electronic document and data delivery service to the 2,500 largest hub companies in the United States. Due to the cost to the spoke companies of implementing EDI and using

VANs and other electronic document delivery methods, large hub companies are currently connected electronically to only a small percentage of their potential spoke companies.

         Our current customers conduct their business internationally, and we intend to service these customers and pursue new international customers by expanding our marketing and operation to Europe and other places outside the United States.

         We believe that a significant number of these hub companies intend to expand the use of electronic commerce to more of their spoke companies. Since small spoke companies using our CommerceSense service require only an Internet connection or a web browser to receive and transmit documents electronically and, we believe, will also be able to receive electronic documents using our CommerceSense fax service, large hub companies may now be able to request or encourage electronic commerce with their small hub companies. In turn, many of these spoke companies may become the hub companies for their suppliers, which should further broaden the reach of our CommerceSense service.

         We intend to encourage the use of our CommerceSense service through exceptional customer service. We currently offer technical support to our customers twenty-four hour a day, seven days a week. Due to the multiple redundancies of all of our systems and the stability of the Securities Industry Automation Corporation, or SIAC, which is the location of our data center, our CommerceSense service has been fully operational more than 99% of the time.

         We intend to seek acquisitions of services, products or companies, joint ventures or other arrangements which complement or expand our business. However, we cannot assure you that we will be able to identify appropriate acquisition candidates in the future or that we will be able to successfully negotiate and finance the acquisition if an acquisition candidate is identified. If we make other types of acquisitions, it will be necessary to assimilate the acquired services, technologies or customers into our operations. If we consummate one or more significant acquisitions through the issuance of shares of class A common stock, you could suffer significant dilution of your ownership interests in ICC. Finally, expanding our business through acquisitions may expose us to new and different competitors, which will likely have greater financial and other resources than we do.

         We expect to experience seasonality in our business that reflects the seasonality of the businesses of our customers. We believe that period-to-period comparisons of our operating results may not be meaningful and that our operating results for any particular period will not necessarily be a good indicator of our future performance.


                              SELLING STOCKHOLDERS

         We raised $7 million of cash proceeds and converted into equity $2,595,000 of debt through the sale and exchange of series A preferred stock in our private placement that was completed in April 1999. We issued a total of 9,595 shares of series A preferred stock in connection with this private placement, some of which were issued to certain of the selling stockholders named below.

         Summerwind   Restructuring,   Inc.   received   500,000   warrants   as
consideration for various consulting services under a consulting agreement. Summerwind subsequently transferred 100,000 of these warrants to Mr. Ruel.

         From June 1998 to January 1999 we issued 778,500 warrants to investors in connection with our 1998 bridge financing. We issued 66,600 warrants to placements agents in connection with the our 1998 bridge financing and we issued 173,250 warrants to broker/dealers in connection with our April 1999 private placement of Series A preferred stock.

         Southeast Research Partners received 75,000 warrants pursuant to a consulting agreement with ICC for services rendered commencing in October 1998. The warrants were exchanged for 63,000 shares of class A common stock in July 1999.

         On July 1, 1999 we issued 14,641 shares of class A common stock as a dividend on the series A preferred stock to the holders of series A preferred stock of record as of July 1, 1999 according to the provisions of the certificate of designation for the series A preferred stock.

         For further information about the convertible securities discussed in this section, see Description of Securities on pages 18 to 24.

         In the table below is information, as of December 9, 1999, regarding the beneficial ownership of the shares by the selling stockholders. The information regarding the selling stockholders' beneficial ownership after this offering assumes that all shares of class A common stock offered by the selling stockholders through this prospectus are actually sold. The presentation is based on 3,548,699 shares of our class A common stock outstanding as of December 9, 1999, which includes all of the shares being offered by this prospectus by the selling stockholders.

------------------------------------- ------------------------ ------------------------- --------------------------------
                                         Number of Shares             Number of                   Common Stock
                                          of Common Stock             Shares of                Beneficially Owned
                                        Beneficially Owned           Common Stock                After Offering
                                                                                         --------------------------------
        Selling Stockholders              Before Offering              Offered               Number          Percent
------------------------------------- ------------------------ ------------------------- ---------------- ---------------
BLUESTONE CAPITAL PARTNERS                    28,202                    28,202                  0               *
JEFFREY BONNER                                 8,371                     8,371                  0               *
KARL BRENZA                                   14,298                    14,298                  0               *
MICHAEL A. BRESNER                              400                        400                  0               *
BRIGHTON CAPITAL, LTD.                        19,350                    19,350                  0               *
STEPHEN N. CELLA                               2,205                     2,205                  0               *
GERALD WILLIAM CRABBE                         29,852                    28,852                1,000             *
ROBERT H. DASKAL                                400                        400                  0               *
CARMINE DEPALMA                               16,500                    16,500                  0               *
NIKO DIMITROV                                 92,419                    25,725               66,694            1.9
BRIAN FRIEDMAN                                  400                        400                  0               *
GKN SECURITIES CORP.                          40,500                    40,500                  0               *
GERALD J. GOLDEN                                250                        250                  0               *
JAY GOLDMAN                                    1,250                     1,250                  0               *
CRAIG GOULD                                     400                        400                  0               *
DAVID HANDLER                                  8,371                     8,371                  0               *
LAWRENCE S. ISAACSON                           6,000                     6,000                  0               *
KENNETH A. JOHNSON                            10,371                     8,371                2,000             *
KENSINGTON CAPITAL LIMITED                    15,116                    15,116                  0               *
BRUCE KLEIN                                    5,135                     5,135                  0               *
JOHN D. LANE                                  31,866                    31,866                  0               *

                                       16

------------------------------------- ------------------------ ------------------------- --------------------------------
                                         Number of Shares             Number of                   Common Stock
                                          of Common Stock             Shares of                Beneficially Owned
                                        Beneficially Owned           Common Stock                After Offering
                                                                                         --------------------------------
        Selling Stockholders              Before Offering              Offered               Number          Percent
------------------------------------- ------------------------ ------------------------- ---------------- ---------------
PASQUALE M. LAVECCHIA                          8,371                     8,371                  0               *
STEVEN LEVINE                                  1,250                     1,250                  0               *
MARTAN & CO.                                   2,295                     2,295                  0               *
NATIONAL SECURITIES                            3,000                     3,000                  0               *
DAVID NUSSBAUM                                 1,250                     1,250                  0               *
STEPHEN J. POSNER                             43,488                    43,488                  0               *
JOSEPH M. RAITI                               16,171                    15,871                 300              *
RCG HALIFAX FUND, LTD.                        83,721                    83,721                  0               *
RG SECURITIES, LLC                             5,000                     5,000                  0               *
STEVEN A ROTHSTEIN                              650                        650                  0               *
PETER RUEL                                    120,250                  120,250                  0               *
DOUGLAS SCHMIDT                               32,616                    32,616                  0               *
JAMES SCIBELLI                                41,861                    41,861                  0               *
SOUND HOLDINGS, LLC                           201,638                  201,638                  0               *
TIMOTHY VON F. STRAUS                         33,488                    33,488                  0               *
CHARLES N. TRAVERS                            15,871                    15,871                  0               *
JOHN A. VACARRO                                 750                        750                  0               *
WIN CAPITAL                                    8,977                     8,977                  0               *

------------------
*        Less than 1%


                              PLAN OF DISTRIBUTION

         We anticipate that the selling stockholders may sell all or a portion of the shares offered by this prospectus from time to time on The Nasdaq SmallCap Market, on other securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale or at prices reasonably related to the market price, at negotiated prices, or by a combination of these methods of sale through:

o ordinary brokerage transactions and transactions in which the broker solicits purchases;

o sales to one or more brokers or dealers as principal, and the resale by those brokers or dealers for their account, including resales to other brokers and dealers;

o block trades in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

o        privately negotiated transactions with purchasers.

         We are not aware as of the date of this prospectus of any agreements between the selling stockholders and any broker-dealers regarding the sale of the shares offered by this prospectus, although we have made no inquiry in that regard. In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions:

o broker-dealers may engage in short sales of the shares covered by this prospectus in the course of hedging the positions they assume with selling stockholders;

o the selling stockholders may sell shares of our class A common stock short and deliver the shares to close out their short positions;

o the selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares covered by this prospectus, which the broker-dealer may resell according to this prospectus; and

o the selling stockholders may pledge the shares covered by this prospectus to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares according to this prospectus.

         The selling stockholders and any broker, dealer or other agent executing sell orders on behalf of the selling stockholders may be considered to be underwriters within the meaning of the Securities Act. If so, commissions received by any of these brokers, dealers or agents and profit on any resale of the shares may be considered to be underwriting commissions under the Securities Act. These commissions received by a broker, dealer or agent may be in excess of customary compensation.

         All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

         The selling stockholders also may resell all or a portion of the shares offered by this prospectus in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that Rule.

         We have notified the selling stockholders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling stockholders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the class A common stock. To the extent required by law, we may require the selling stockholders, and their brokers if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling stockholders' shares.


                            DESCRIPTION OF SECURITIES

         The following summary description of the material terms of our capital stock and warrants is not intended to be complete. Since the terms of our capital stock must comply with the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law, you should read our certificate of incorporation and bylaws very carefully. The relevant provisions of our certificate of incorporation and bylaws and the Delaware

General Corporation Law are discussed under the heading Delaware Law and Certificate of Incorporation and Bylaw Provisions on page 23 of this prospectus.

         We have the authority to issue up to 40,000,000 shares of class A common stock, 2,000,000 shares of class B common stock, 2,000,000 shares of class E-1 common stock, 2,000,000 shares of class E-2 common stock and 5,000,000 shares of preferred stock, which includes 10,000 shares of series A preferred stock and 175 shares of series S preferred stock.

Common Stock

Class A common stock

         As of October 31, 1999, there were 2,249,108 shares of class A common stock outstanding, held of record by approximately 200 stockholders. Class A common stock is currently traded on The Nasdaq SmallCap Market under the symbol ICCSA.

         Holders of class A common stock are entitled to one vote per share on all matters to be voted on by our common stockholders. Subject to the preferences of the preferred stock, the holders of class A common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors, provided that if any distributions are made to the holders of class A common stock, identical per-share distributions must be made to the holders of the class B common stock, even if the distributions are in class A common stock. In the event of a liquidation, dissolution or winding up of ICC, the holders of class A common stock are entitled to share equally with holders of the class B common stock in all assets remaining after liabilities and amounts due to holders of preferred stock have been paid in full or set aside. Class A common stock has no preemptive, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series A preferred stock, series S preferred stock or any other series of preferred stock that ICC may designate and issue in the future.

Class B common stock

         As of October 31, 1999, there were 115,590 shares of class B common stock outstanding, held of record by five stockholders.

         Class B common stock is convertible into class A common stock on a one-for-one basis both upon request of the holder of the class B common stock or automatically upon transfer of the class B common stock to a stockholder that does not hold any class B common stock before the transfer. Class B common stock is entitled to six votes per share rather than one vote per share, but in all other respects each share of class B common stock is identical to one share of class A common stock.

Class E-1 and E-2 common stock

         On May 28, 1999, we called for redemption on June 11, 1999 all outstanding shares of class E-1 and class E-2 common stock for a total redemption price of $276.85. On July 31, 1999 there were no shares of class E-1 or E-2 common stock outstanding.

Preferred Stock

         Our certificate of incorporation authorizes our board of directors, without any approval of our stockholders, to issue up to 5,000,000 shares of preferred stock from time to time and in one or more series and to fix the number of shares of any series and the designation, conversion, dividend and other rights of the series. The board of directors has designated 10,000 shares of preferred stock as series A preferred stock and 175 shares of preferred stock as series S preferred stock.

         Future issuances of preferred stock may have the effect of delaying or preventing a change in control of ICC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Series A preferred stock

         As of October 31, 1999, ICC had 7,690 shares of series A preferred stock outstanding, held by approximately 80 stockholders.

         Series A preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series A preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by the average market price of the class A common stock for the ten trading days before the conversion date. However,

         o if this average market price is less than $3 per share, the series A preferred stock provides that the average market price will be considered to be $3 per share, which results in a maximum of 333 shares which may be issued upon conversion of one share of series A preferred stock;

         o if this average market price is greater than $5 per share, the series A preferred stock provides that the average market price will be considered to be $5 per share, which results in a minimum of 200 shares which may be issued upon conversion of one share of series A preferred stock; and

         o until December 31, 1999 each of 8,505 shares of series A preferred stock is convertible into a maximum of 200 shares of class A common stock.

As a result of this formula, if all of the series A preferred stock were converted before January 1, 2000, a maximum of 2,064,334 shares of class A common stock could be issued in this conversion. If all of the series A preferred stock were converted after December 31, 1999, a maximum of 3,213,334 shares of class A common stock would be issued in this conversion. The minimum and maximum conversion rates apply even if the class A common stock is not traded on The Nasdaq SmallCap Market after January 1, 2000. No fewer than 25 shares may be converted at one time unless the holder then holds fewer than 25 shares and converts all of the holder's shares at that time.

         Series A preferred stock is redeemable, in whole or in part, by ICC, commencing on the third anniversary of the date of issuance. The redemption price for each share of series A preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given 30 days before the redemption date.

         Subject to the rights of stockholders holding any series of ICC preferred stock that is senior to the series A preferred stock, upon a liquidation, dissolution or winding up of ICC, the holders of series A preferred stock are entitled to receive an amount equal to $1,000 per share of series A preferred stock before any distribution is made to holders of common stock.

         The holders of the outstanding shares of series A preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock, at the option of ICC. Thus dividends are payable on each July 1 commencing on July 1, 1999. ICC elected to issue 14,641 shares of class A common stock in payment of the dividend due on July 1, 1999.

         Series A preferred stock has no voting rights except as expressly required by law.

Series S preferred stock

         As of July 1, 1999, ICC had no outstanding shares of series S preferred stock. ICC does not intend to issue any shares of series S preferred stock in the future.

         Voting Trust. Thomas H. Lipscomb, former chairman of the board of directors and president of ICC, and Alan N. Alpern, former chief financial officer of ICC, have deposited substantially all the shares of common stock beneficially owned by them and other members of their families, which includes class B common stock, into a voting trust until February 18, 2000. As of May 1, 1998, 123,739 shares of class B common stock were forfeited according to the terms of an escrow agreement dated as of September 11, 1992, as amended September 20, 1994, and these shares were delivered by the escrow agent to ICC which holds the shares in treasury. As of October 31, 1999, the shares in the voting trust represented 17.3% of the total voting power of ICC. However, the shares in the voting trust would currently represent only 5.8% of the total voting power of ICC if all of the shares of class A common stock registered by this registration statement and ICC's registration statement on form S-3 (Registration No. 333-80043) which became effective on October 18, 1999 were currently outstanding and none of the currently outstanding shares of class B common stock was converted into class A common stock. The shares of common stock held in the voting trust will be voted at the direction of a majority of the non-management directors of ICC and Richard J. Berman, the chairman of ICC, and Arthur R. Medici, former president and a current director of ICC.

Warrants

         As of June 30, 1999, there were 1,184,715 class A warrants outstanding and 950,490 class B warrants outstanding. On June 30, 1999, we commenced an offer to exchange one share of class A common stock for each 8 outstanding class A warrants and one share of class A common stock for each 16 outstanding class B warrants. The exchange offer was completed on July 30, 1999 and, as a result, ICC issued a total of 148,651 shares of class A common stock in exchange for 868,500 class A warrants and 639,002 class B warrants.

         As of October 31, 1999, there were 316,215 class A warrants outstanding. Each class A warrant entitles the holder upon exercise to purchase one class B warrant, which is described below, and one share of class A common stock. Each class A warrant is exercisable for $23.20 and expires in February 2002.

         As of October 31, 1999, there were 311,488 class B warrants outstanding. Each class B warrant entitles the holder upon exercise to purchase one share of class A common stock. Each class B warrant is exercisable for $31.22 and expires in February 2002.

         The class A and class B warrants are traded in the over-the-counter market on the OTC Bulletin Board. The number of class A and class B warrants and the exercise prices of the class A and class B warrants are subject to adjustment in the event of any subdivision or combination of the outstanding class A common stock, any stock dividend payable in shares of class A common stock paid to holders of class A common stock, or any sale of any shares of class A common stock, or of any rights, warrants, options or securities convertible into or exercisable for class A common stock, for consideration valued at less than the market price of the class A common stock at that time. If all the series A preferred stock remains outstanding on January 1, 2000 and the minimum price at which it may be converted changes to $3.00 per share, the number of class A warrants outstanding as of September 30, 1999 would increase to 405,763 and the number of class B warrants outstanding as of September 30, 1999 would increase to 399,534, and the exercise prices of the class A warrants would decrease to $18.08 and the exercise price of the class B warrants would decrease to $24.34.

         In connection with our initial public offering, unit purchase options were issued to D.H. Blair and its designees to purchase 31,000 units for $33.75 per unit. Upon exercise of these options, the holders are entitled to receive one share of class A common stock, one class A warrant and one class B warrant. In connection with our 1997 private placement, unit purchase options were issued to D.H. Blair and its designees to purchase 112,229 of the same units for $15.75 per unit. The unit purchase options issued in connection with our 1997 private placement are subject to an anti-dilution adjustment as a result of the private placement of series A preferred stock and this adjustment would be substantial. On June 30, 1999, D.H. Blair and its designees exchanged all of these unit purchase options for a total of 105,000 shares of class A common stock.

         Investors in our 1998 bridge financing purchased 10% notes with warrants attached. For each $1 of notes, a purchaser was entitled to 0.3 warrants and we issued a total of 778,500 warrants in this transaction. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between December 2001 and July 2002.

         Two placement agents provided services in connection with our 1998 bridge financing and are entitled to receive a total of 59,850 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between July 2001 and January 2002.

         Several NASD registered broker/dealers provided services in connection with our April 1999 private placement of series A preferred stock and are entitled to receive a total of 173,250 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $5.00 and expires in April 2002.

         The warrants issued in our 1998 bridge financing to investors and placement agents are redeemable by ICC for $2.50 per warrant within 10 days of mailing an acceleration notice at any time until January 2000 if the bid price of the class A common stock exceeds $7.50 subject to adjustment for stock splits, dividends or combinations for 10 consecutive trading days.

         The number and exercise price of the warrants issued to financial advisors in connection with our 1998 bridge financing and our April 1999 private placement are subject to adjustment in the event of any stock dividend payable in shares of class A common stock paid to holders of class A common stock or any subdivision or combination of the outstanding class A common stock.

         Summerwind Restructuring, Inc. received 500,000 warrants as consideration for various consulting services under a consulting agreement with our predecessor, Infosafe Systems, Inc. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50 and expires in June 2003. The number and exercise price of the Summerwind warrants are subject to adjustment in the event of any sale or distribution of debt or other securities of ICC or of cash, property or other assets to holders of class A common stock, any stock dividend payable in shares of class A common stock paid to holders of class A common stock, any subdivision or combination of the outstanding class A common stock, or any sale of any shares of class A common stock, or of any rights, options, warrants, or securities convertible into or exercisable for class A common stock, for consideration valued at less than the then exercise price of the Summerwind warrants.

Delaware Law and Certificate of Incorporation and Bylaw Provisions

         The following is a summary description of material provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws. For further information you should refer to our certificate of incorporation and bylaws.

         We must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

         There are provisions in our certificate of incorporation, our bylaws and Delaware law that make it more difficult for a third party to obtain control of ICC, even if doing so would be beneficial to our stockholders. This could depress our stock price. However, these provisions enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ICC and its stockholders. These provisions also are designed to reduce the vulnerability of ICC to an unsolicited proposal for a takeover of ICC that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ICC. The provisions are also intended to discourage some tactics that may be used in proxy fights.

Classified Board of Directors

         We received stockholder authorization on June 26, 1998 to amend our certificate of incorporation to divide the board of directors into three classes of directors. The classes must be as nearly equal in number as possible and serve staggered three-year terms. We intend to elect directors for each class at our next annual meeting of stockholders. As a result, after out next annual meeting, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ICC as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer for our shares or attempting to obtain control of ICC. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Indemnification

         We have included in our certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (2) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

         We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

         The transfer agent and registrar for our class A common stock is American Stock Transfer and Trust Company.

                                  LEGAL MATTERS

         The legality of the shares being offered will be passed upon by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

         Richard A. Eisner & Company, LLP, independent auditors, have audited our financial statements as of July 31, 1999, as stated in their report, included in our annual report on Form 10-KSB for the year ended July 31, 1999 which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance on Richard A. Eisner & Company, LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

o Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our sec filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the sec's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

         We have filed with the SEC a registration statement on form S-3 to register the shares of common stock to be offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information about us and our class A common stock, you should refer to that registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site, given above.

o Stock Market. Shares of our class A common stock are traded on The Nasdaq SmallCap Market. Materials that are filed can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

o Information Incorporated by Reference. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

         o Our annual report on form 10-KSB for the year ended July 31, 1999;

         o Our quarterly report on form 10-QSB for the quarter ended October 31, 1999;

         o Our current reports on form 8-K dated December 1, 1999 and December 13, 1999; and

         o The description of our class A common stock contained in our Rule 424 prospectus filed with the SEC on June 18, 1997, including any amendments or reports filed for the purpose of updating the description. See also Description of Securities on pages 18 to 24 of this prospectus.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Internet Commerce Corporation
         805 Third Avenue
         New York, New York  10022
         (212) 271-7640
         Attn:  Victor Bjorge

         We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We have not authorized anyone to provide you with, and you should not rely on, information other than that which is in this prospectus, any prospectus supplement or which is incorporated in this prospectus by reference.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by ICC except as otherwise indicated.

         SEC Registration Fee (actual).................................$ 9429.29
         Nasdaq SmallCap Market listing fee (actual)...................$   7,500
         Blue Sky fees and expenses....................................$     500
         Printing and engraving fees and expenses......................$   1,000
         Legal fees and expenses.......................................$   2,500
         Accounting fees and expenses..................................$     500
         Miscellaneous     ............................................$  570.71
         Total.........................................................$  22,000


Item 15. Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware, referred to as the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative, other than action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of the action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise. Section 145 thus makes provision for indemnification in terms sufficiently broad to cover officers and directors, under certain circumstances, for liabilities arising under the Securities Act of 1933, as it may be amended from time to time.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

         Article VII of our by-laws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person that Section 145 grants us power to indemnify. Article VIII of our by-laws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the DGCL or (4) a transaction from which the director derived an improper personal benefit, and that it is the intention of the foregoing provisions to eliminate the liability of our directors to ICC or our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the securities and exchange commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by ICC of expenses incurred or paid by a director, officer or controlling person of ICC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ICC is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

         The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated in this registration statement by reference to a prior filing of ICC under the Securities Act or the Exchange Act as indicated in parenthesis:

Exhibit
Number            Description
------            -----------

3(i).1            Amended and Restated Certificate of Incorporation (1)
3(i).2            Certificate  of Merger  merging  Infosafe  Systems,  Inc.  and
                  Internet Commerce Corporation (1)
3(i).3            Certificate of Amendment to the Amended and Restated  Articles
                  of Incorporation (2)
3(i).4            Certificate of Designations - Series A Convertible  Redeemable
                  Preferred Stock (1)
3(i).5            Certificate of Designations - Series S Preferred Stock (1)
4.1               Specimen Certificate for Class A Common Stock (3)
4.2               Form of Revised Subscription Agreement,  dated March 31, 1999, relating  to the  shares  of Series A  Convertible  Redeemable
                  Preferred Stock sold in the 1999 private placement (1)
4.3               Form of Underwriter's Option (3)
4.4               Form of Warrant Agreement (3)
4.5               Escrow agreement, as amended (3)
4.6               Form of warrant expiring February 18, 2002 (3)
4.7               Warrant Agreement,  dated February 10, 1997, by and among ICC,
                  American Stock Transfer and Trust Company as warrant agent and D.H. Blair Investment Banking Corp. (4)
4.8               Amendment  Agreement,  dated  February  10,  1997,  to Warrant
                  Agreement  dated  January 25, 1995 by and among ICC,  American
                  Stock  Transfer  and Trust  Company as warrant  agent and D.H.
                  Blair Investment Banking Corp. (4)
4.9               Form of Unit Purchase Option for D.H. Blair Investment Banking
                  Corp. dated February 18, 1997 (4)

4.10              Agreement,  dated  February  18,  1997,  between ICC and D. H.
                  Blair  Investment  Banking Corp. to extend an agreement  dated
                  January 25, 1995 regarding  mergers,  acquisitions and similar transactions (4)
4.11              Form of  Class A Bridge  Warrant  issued  in the  1998  bridge financing  (1)
5.1               Opinion  of Kramer  Levin  Naftalis  & Frankel  LLP  regarding
                  legality  of  the  shares  of  class  A  common   stock  being
                  registered pursuant to this Registration Statement
9.1               Voting  Trust  Agreement  between  the  trustees of the voting trust and various stockholders of ICC (3)
9.2               Amendments to the Voting Trust Agreement (1)
10.1              1992 Stock Option Plan (3)
10.2              1994 Stock Option Plan (3)
10.3              Formation and Stock Purchase Agreement,  dated as of April 16,
                  1997 among ICC, Michele Golden and Michael Cassidy (5)
10.4              Lease Agreement between 805 Third Ave. Co. as landlord and ICC as tenant  relating to the rental of ICC's  current  principal executive office (6)
10.5              Consulting  Agreement,  dated  as of June  12,  1998,  between
                  Summerwind Restructuring, Inc. and ICC (1)
10.6              Lease Agreement,  dated as of May 21, 1999, between JB Squared
                  LLC and ICC  relating  to the  rental of  approximately  4,000 square feet at the Lakeview Executive Center, 45 Research Way,
                  East Setauket, New York, 11733 (7)
10.7              Employment  Agreement  for  Richard  J.  Berman  dated  as  of
                  September 15, 1998 (1)
10.8              Employment  Agreement for G. Michael Cassidy dated as of April
                  16, 1997 (1)
10.9              Employment  Agreement for Michele Golden dated as of April 16,
                  1997 (1)
10.10             Employment Agreement for Donald R. Gordon dated as of December
                  18, 1998 (1)
10.11             Employment  Agreement  for David Hubbard dated as of April 16,
                  1997 (1)
10.12             Employment  Agreement  for Walter M. Psztur dated as of August
                  21, 1998 (1)
10.13             Settlement  Agreement  between  ICC,  Arthur R. Medici and Dr.
                  Robert H. Nagel (8)
10.14             Revised Settlement Agreement between ICC, Arthur R. Medici and
                  Dr. Robert H. Nagel (8)
10.15             Amendment  to the Revised  Settlement  Agreement  between ICC,
                  Arthur R. Medici and Dr. Robert H. Nagel (8)
10.16             Second Amendment to the Revised  Settlement  Agreement between
                  ICC, Arthur R. Medici and Dr. Robert H. Nagel (8)
10.17             Master Agreement between Cable & Wireless PLC and ICC executed on November 24, 1999 (9)
23(ii).1          Consent of Richard A. Eisner & Company, LLP
         (b)               Financial Statement Schedules:
                           Not Applicable.
(1)               Incorporated  by  reference  to  the  Company's   Registration
                  Statement on Form S-3 (File no. 333-80043)
(2)               Incorporated  by reference to the  Company's  Annual Report on
                  Form 10-KSB for the year ended July 31, 1998.
(3)               Incorporated  by  reference  to  the  Company's   Registration
                  Statement on Form SB-2 (File no. 33-83940)
(4)               Incorporated  by  reference  to the  Company's  Report on Form
                  10-QSB dated January 31, 1997

(5) Incorporated by reference to the Company's Report on Form 10-QSB dated April 30, 1997
(6) Incorporated by reference to the Company's Report on Form 10-QSB dated October 31, 1997
(7) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-3 (File no. 333-80043)
(8) Incorporated by reference to the Company's Registration Statement on Form S-3 (File no. 333-91885)
(9) Incorporated by reference to the Company's Current Report on Form 8-K dated December 1, 1999


Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of December, 1999.

                                  Internet Commerce Corporation


                                  by: /s/ Dr. Geoffrey S. Carroll
                                     -------------------------------------
                                     Dr. Geoffrey S. Carroll
                                     President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


Signature                         Title                           Date
---------                         -----                           ----
/s/ Dr. Geoffrey S. Carroll       President and Chief          December 16, 1999
----------------------------      Executive Officer
Dr. Geoffrey S. Carroll           (Principal Executive
                                  Officer) Director

/s/ Walter M. Psztur              Chief Financial Officer      December 16, 1999
----------------------------      (Principal Financial
Walter M. Psztur                  and Accounting Officer)

/s/ Richard J. Berman             Director                     December 16, 1999
----------------------------
Richard J. Berman

/s/ G. Michael Cassidy            Director                     December 16, 1999
----------------------------
G. Michael Cassidy

/s/ Michele Golden                Director                     December 16, 1999
----------------------------
Michele Golden

/s/ Charles C. Johnston           Director                     December 16, 1999
----------------------------
Charles C. Johnston

/s/ Arthur R. Medici              Director                     December 16, 1999
----------------------------
Arthur R. Medici

/s/ James Ortenzio                Director                     December 16, 1999
----------------------------
James Ortenzio

----------------------------      Director                     December   , 1999
Peter Ruel